UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                      RAINFOREST CAFE, INC.
         ---------------------------------------------
                        (Name of Issuer)


                   Common Stock, no par value
         ----------------------------------------------
                 (Title of Class of Securities)


                           75086K104
         ---------------------------------------------
                         (CUSIP Number)

                        October 27, 2000
         ----------------------------------------------
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13G

     CUSIP No. 75086K104

     1    NAME OF REPORTING PERSON

               State of Wisconsin Investment Board

          I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY)

               39-6005423

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [   ]
               (b)  [   ]

     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

               Madison, Wisconsin

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER             3,386,000

     6    SHARED VOTING POWER           Not Applicable

     7    SOLE DISPOSITIVE POWER        3,386,000

     8    SHARED DISPOSITIVE POWER      Not Applicable

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,386,000

    10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
               [   ]

    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN (9)

               14.84%

    12    TYPE OF REPORTING PERSON (See Instructions)

               EP (Public Pension Fund)

                          Schedule 13G
CUSIP NO.  75086K104

ITEM 1(a).     NAME OF ISSUER

               Rainforest Cafe, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               720 South Fifth Street
               Hopkins, Minnesota 55343

ITEM 2(a).     NAME OF PERSON FILING

               State of Wisconsin Investment Board

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               P.O. Box 7842
               Madison, WI 53707

ITEM 2(c).     CITIZENSHIP

               Wisconsin State Agency

ITEM 2(d).     TITLE OR CLASS OF SECURITIES

               Common Stock, no par value

ITEM 2(e).     CUSIP NUMBER

               75086K104

ITEM 3.   If this statement is filed pursuant to
          Sections 13d-1(b) or 13d-2(b) or (c),
          check whether the person filing is a:
             (a)  [ ] Broker or dealer registered under Section 15 of
                      the Act (15 U.S.C. 78o);
             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);
             (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);
             (e)  [ ] An investment adviser in accordance with Section
                      13d-1(b)(1)(ii)(E);
             (f)  [X] An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
             (g)  [ ] A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
             (h)  [ ] A savings association defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i)  [ ] A church plan that is excluded from the definition of an investment company;
             (j)  [ ] Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

          Reference is made to Items 5-11 on the cover sheet of this
          Schedule 13G.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY
          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   STATE OF WISCONSIN
                                   INVESTMENT BOARD


November 9, 2000                     By: /s/ Joseph E. Gorman
----------------                         ------------------------
     Date                                Joseph E. Gorman
                                         Chief Investment Officer